UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)*

Zeltiq Aesthetics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98933Q108
(CUSIP Number)

Lloyd Appel
Aisling Capital
888 Seventh Avenue, 30th Floor
New York, NY 10106
(212) 651-6380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 2 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aisling Capital III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,597,742
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,597,742
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,597,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 3 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aisling Capital Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,597,742
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,597,742
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,597,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 4 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aisling Capital Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,597,742
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,597,742
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,597,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 5 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steve Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,398
	8	SHARED VOTING POWER 2,597,742
	9	SOLE DISPOSITIVE POWER 2,398
	10	SHARED DISPOSITIVE POWER 2,597,742
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 6 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,697
	8	SHARED VOTING POWER 2,597,742
	9	SOLE DISPOSITIVE POWER 4,697
	10	SHARED DISPOSITIVE POWER 2,597,742
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,602,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 7 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,152
	8	SHARED VOTING POWER 2,597,742
	9	SOLE DISPOSITIVE POWER 1,152
	10	SHARED DISPOSITIVE POWER 2,597,742
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,598,894
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 8 of 10

Item 1.   Security and Issuer.

Item 1 is amended and restated in its entirety as follows:

This Amendment No. 2 to Schedule 13D (this “Statement”) amends and supplements the Schedule 13D as previously filed by the undersigned Reporting Persons (as defined below), as amended by Amendment No. 1, with respect to common stock, par value $0.001 per share (the “Common Stock”) of Zeltiq Aesthetics, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 4698 Willow Road, Suite 100, Pleasanton, CA 94588.

The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person appearing elsewhere in this Statement is based on 36,289,608 shares of Common Stock as stated in the Issuer’s Prospectus, dated November 7, 2013.

Item 2.   Identity and Background.

No material change.

Item 3.   Source and Amount of Funds or Other Consideration.

No material change.

Item 4.   Purpose of Transaction.

No material change.

Item 5.   Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are amended and restated in their entirety as follows:

(a), (b), (c)

Reporting Person	Sole Dispositive Power	Shared Dispositive Power	Total Shares	% Ownership
Aisling Capital III, LP	2,597,742	0	2,597,742	7.2
Aisling Capital Partners III, LP	2,597,742	0	2,597,742	7.2
Aisling Capital Partners III LLC	2,597,742	0	2,597,742	7.2
Steve Elms	2,597,742	2,398	2,600,140	7.2
Dennis Purcell	2,597,742	4,697	2,602,439	7.2
Andrew Schiff	2,597,742	1,152	2,598,894	7.2

On January 23, 2014, the following Aisling distributed (the “Distribution”) 1,000,000 shares of Common Stock on a pro rata basis to its partners and members for no consideration.  In the Distribution, Aisling Partners received 5,695 shares of Common Stock and Aisling Partners GP received 20 shares of Common Stock. Certain partners of Aisling, including Aisling Partners GP and Aisling Partners, made subsequent pro rata distribution (the “Subsequent Distribution”) of shares received to their respective partners or members for no consideration. In the Subsequent Distribution, Aisling Partners distributed all 5,695 shares of Common Stock it received in the Distribution and Aisling Partners GP distributed all 20 shares of Common Stock it received in the Distribution to their respective partners or members.

As part of the Subsequent Distribution, the following Reporting Persons received shares of Common Stock in the amounts set forth below:

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 9 of 10

Reporting Person	Number of Shares of Common Stock Distributed	Total Shares
Steve Elms	1,917
Steven A. Elms 2006	481	2,398
Dennis Purcell	4,073
Purcell Family 2006 Trust	471
Aisling Capital LLC	153	4,697
Andrew Schiff	1,065
ANS 2006 Children’s Trust	87	1,152

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The second paragraph of Item 6 is deleted and the fourth paragraph of Item 6 is amended and restated as follows:

On January 27, 2014, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on this Statement with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.   Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated as of January 27, 2014, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 98933Q108	SCHEDULE 13D/A	Page 10 of 10

  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     January 27, 2014

AISLING CAPITAL III, LP

By:	Aisling Capital Partners III, LP General Partner

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III, LP

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III LLC

By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

/s/ Steve Elms
Steve Elms

/s/ Dennis Purcell
Dennis Purcell

/s/ Andrew Schiff
Andrew Schiff

Attention.  Intentional  misstatements  or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D/A to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned.  This Agreement may be executed in one or more counterparts.

Date:      January 27, 2014

AISLING CAPITAL III, LP

By:	Aisling Capital Partners III, LP General Partner

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III, LP

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III LLC

By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

/s/ Steve Elms
Steve Elms

/s/ Dennis Purcell
Dennis Purcell

/s/ Andrew Schiff
Andrew Schiff